UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: November 7, 2023

Worthy Property Bonds 2, Inc.

(Exact name of issuer as specified in its charter)

92-2292464

(I.R.S. Employer Identification Number)

11175 Cicero Drive, Suite 100, Alpharetta, Georgia 30022

(Full mailing address of principal executive office)

(678) 646-6791

(Issuer’s telephone number, including area code)

Item 3(a). Material Modification to Rights of Securityholders

Worthy Property Bonds 2, Inc. (the “Company”) has approved an increase to the interest rate of its bonds from 6% APY to 7% APY for the twelve month period from November 13, 2023 to November 12, 2024. The interest rate will revert back to 6% APY on November 13, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned, thereunto duly organized.

Worthy Property Bonds 2, Inc.

November 7, 2023	By:	/s/ Dara Albright
Dara Albright Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

November 7, 2023	By:	/s/ Dara Albright
Dara Albright President and Chief Executive Officer

November 7, 2023	By:	/s/ Sally Outlaw
Sally Outlaw Director

November 7, 2023	By:	/s/ Alan Jacobs
Alan Jacobs Treasurer (Chief Financial Officer), Secretary and Director

November 7, 2023	By:	/s/ Richard Alterman
Richard Alterman Chief Operating Officer and Vice President